UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*
iPass Inc.
(Name of Issuer)
Common Shares, $.001 Par Value
(Title of Class of Securities)
42621V108
(CUSIP Number)
David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071
(213) 680-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42621V108

1	NAMES OF REPORTING PERSONS: Shamrock Activist Value Fund III, L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3768779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		119,900 Common Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

119,900 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

119,900 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.19%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*See Item 5 hereof

SCHEDULE 13D

CUSIP No.	42621V108

1	NAMES OF REPORTING PERSONS: Shamrock Activist Value Fund II, L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
55-0908199

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Virginia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,409,200 Common Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,409,200 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,409,200 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.21%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*See Item 5 hereof

SCHEDULE 13D

CUSIP No.	42621V108

1	NAMES OF REPORTING PERSONS: Shamrock Activist Value Fund, L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
35-2239069

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,566,126 Common Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,566,126 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,566,126 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.71%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*See Item 5 hereof

SCHEDULE 13D

CUSIP No.	42621V108

1	NAMES OF REPORTING PERSONS: Shamrock Activist Value Fund GP, L.L.C. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
37-1497874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,095,226 Common Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,095,226 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,095,226 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.11%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*See Item 5 hereof

SCHEDULE 13D

CUSIP No.	42621V108

1	NAMES OF REPORTING PERSONS: Shamrock Partners Activist Value Fund, L.L.C. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0733755

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,095,226 Common Shares*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,095,226 Common Shares*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,095,226 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.11%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*See Item 5 hereof

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 23, 2005 and amended on August 5, 2005 and November 9, 2005, by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Delaware limited partnership (“SAVF II”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., (“Shamrock Partners” and collectively with SAVF, SAVF II and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 2.	Identity and Background.
(a)-(f). On the dates set forth on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), acquired 119,900 Common Shares of the Company. The Amended Schedule 13D is hereby amended to include SAVF III as a Reporting Person.
     The general partner of SAVF III is Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF and SAVF II (the “General Partner”). As previously disclosed, Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company, is the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF III is investing in the securities of publicly traded small and micro-cap companies in the United States and, in connection therewith, co-investing with SAVF and SAVF II. The principal business of the General Partner is acting as general partner of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III collectively are referred to herein as the “Shamrock Activist Value Fund”), and the principal business of Shamrock Partners is acting as the managing member of the General Partner. The controlling persons of SAVF III are the controlling persons of SAVF and SAVF II, which controlling persons were previously disclosed in the Amended Schedule 13D.
2. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The total amount of funds used by SAVF II to purchase the 629,600 Common Shares acquired by it since November 9, 2005 (the date of the filing of Amendment No. 2 to the

Amended Schedule 13D) was $4,009,754 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.
     The total amount of funds used by SAVF III to purchase the 119,900 Common Shares reported hereunder was $897,571 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.
3. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.
     SAVF II acquired 629,600 Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market.
     SAVF III acquired 119,900 Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market.
     The purposes of SAVF III’s investment in the Company are the same purposes as those disclosed with respect to SAVF and SAVF II.
4. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.
(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.
     SAVF III owns 119,900 Common Shares, which were acquired in the open market on the NASDAQ National Market on the dates, in the amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference, which Common Shares represent approximately .19% of the issued and outstanding Common Shares. Since November 9, 2005 (the date of the filing of Amendment No. 2 to the Amended Schedule 13D), SAVF II has acquired 629,600 Common Shares in the open market on the NASDAQ National Market on the dates, in the amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference. Together with the Common Shares owned by SAVF II as previously reported in the Amended Schedule 13D, SAVF II is the owner of 1,409,200 Common Shares, which represents approximately 2.21% of the issued and outstanding Common Shares. As previously reported in the Amended Schedule 13D, SAVF is the owner of 5,566,126 Common Shares, which represents approximately 8.71% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 7,095,226 Common Shares, which represents approximately 11.11% of the issued and outstanding Common Shares.
     As the general partner of SAVF, the General Partner may be deemed to beneficially own the 7,095,226 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 11.11% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 7,095,226 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 11.11% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 7,095,226 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 7,095,226 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.
     The percentages set forth in this response to Items 5(a) and 5(b) assumes that 63,869,512 Common Shares were outstanding, as represented by the Company as of October 31, 2005 in its 10-Q filed with the Securities and Exchange Commission on November 9, 2005.
(c) Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.
(d) Not applicable.
(e) Not applicable.
5. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as disclosed in the Amended Schedule 13D, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

6. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 7 —	Schedule of Transactions

Exhibit 8 —	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2006

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document
Exhibit 7 —	Schedule of Transactions

Exhibit 8 —	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.